Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: June 2, 2021

The following communication was made available on www.ConnectedContinent.com, the website maintained by Canadian National Railway Company (“CN”) providing information relating to its proposed combination with Kansas City Southern (“KCS”).

Thank you to the following organizations for supporting our pro-competitive combination with Kansas City Southern to create the premier railroad for the 21st century.

Voting Trust Supporters

As of May 26, 2021, 369 companies and organizations have voiced support for the voting trust.

4 Star Courier & Logistics Inc	Grand Falls Agromart Ltd.	Peninsula Plastics
5911 Trans Ltd.	Grizzly Oil Sands ULC	Pepco
A-Line Iron & Metals, Inc.	GroundLinx Logistics Ltd.	Perin Resources, LLC
Ab Ovo North America, Inc. (Ab Ovo)	Groupe de Scieries G.D.S. Inc.	Pextrans Container Group Inc
Accuristix	Grupo CICE (Corporaclon Integral de Comerclo Exterior S.A. de C.V.)	Pickands Mather Group
Adeptus USA, Inc.	Grupo ZBC	Pinkerton Oil Company, Inc.
Advantage Solutions	Guelph Historical Railway Association Inc.	PiVAL International
Agricultural Products Extension LLC (APEX)	Hallcon Corporation	Plains States Commodities, LLC
Agridyne, LLC	Halltech Inc.	Port of Saguenay
Agro Meat Inc.	HCL Logistics Inc.	PQ Corporation
Agrocorp Processing Limited	Heritage Marine	Prarie River Minerals LLC
Agrogen S.A. de C.V.	Herzog Railroad Services, Inc.	Premier Cooperative Inc.
AJC International Inc.	HHCS Handheld USA, Inc.	Presto Enterprises Ltd.
Alabama State Port Authority	Holt Logistics Corp.	Priam Logistics Inc.
ALFER GROUP	Hopewell Logistics Inc.	PrimeTime Messenger Inc.
All Royal Tire Inc.	Hutchison Port Holdings	Pro-Tech Group, LLC
Allied Track Services	Hutchison Ports Mexico	Propane Levac Propane Inc.
Altex Energy Ltd.	Hutton Forest Products 5.17.21	Purely Canada Foods
Amalgamated Dairies Limited	HZPC Americas Corp.	QSL America Inc
American Refining Group, Inc.	IAT International Inc.	Quality Rail Service Inc.

Ampacet Canada Company	Idemitsu Apollo Corporation	Québec Port Authority (QPA)
Anji Logistics USA Inc.	Industria Nacional de Autopartes, AC (INA)	R.J. Corman Railroad Group
AP International Inc.	Innovative Ag Services	Ragasa Industries
APC Engineering S.A. de C.V.	Innovative Transport Solutions (ITS) 5.17.21	Rail Logix Holdings, LLC
AquaPower Chemicals Inc.	Intermobil	Railroad Software
Arbec Bois d’Oeuvres Inc.	Internacional de Fibras y Equipos S.A. de C.V.	Ray-Mont Logisitcs
Armstrong Milling Co. Ltd.	International Suppliers and Contractors Inc.	Reliance Logistics Inc.
Arrowhead Intermodal Services, LLC	IPL Plastics Inc.	Rembos, Inc.
Asociación Mexicana de Distribuidores de Automotores, A.C.	Iron Horse Energy Services	Remcan Projects LP
Atlantic Container Line AB	Iron Road Software & Simulation	Retail Logistics Canada
Atlas Oil Company	ITONICS GmbH	Ritchie Smith Feeds, Inc.
Aurora Wood Pellets Ltd	J.W. Westcott Company	Rockwool Inc.
Auto Lineas America, S.A. de C.V	Jasztex Fibers Inc.	Roland J. Robert Distributor, Inc.
Autotransportes El Bisonte, S.A. de C.V.	JCMB Technology	Ronsco Inc.
Avatar Corporation	JDS Energy & Mining Inc.	Roslin Enterprises
Azcon, Inc.	Jefferson Energy Companies Terminal	Rycroft Reload
Bailly’s Transload	Jefo Nutrition Inc.	Rydex Freight Systems
BarretteWood	JNL Industrial Supply Ltd.	Sabretooth Global Logistics
Battle River Railway	Johnvince Foods-Planters Canada	Santa Fe Hacienda Furniture, S. de R.L. de C.V.
BCI Bulkhaul Carriers Inc.	Jones Lang LaSalle Real Estate Services, Inc.	Sartigan Railway
Belle Pulses Ltd.	JRB Strategic Consulting	Sayona Quebec Inc.
Beverage World Inc.	KBB Transport Ltd.	Sea-Sky Shipping (North America) Company Ltd.
BeyondTalent	Key Capital, S.A.P.I. de C.V.	Secure Energy Services Inc.
Big Sky Rail Corp.	Keystone Shipping Co.	Sega Carriers
Blue Sky Agrisource	KG Johnson (USA), Co.	Serafina Energy Ltd.
Bluewater Regional Networks Inc. (BRNi)	Kletke Hay & Straw	Sharp Base Cold Storage
Bois d’Oeuvre Beaudoin Gauthier Inc.	Krech Ojard & Associates, Inc.	Side Group Rail
Bois d’Oeuvre Cedrico Inc.	Kronos Canada Inc.	Simpolo Tile & Stone International Corp.
Bornhorst Seeds Ltd.	Krusinski Construction Company	Sky Eye Measurement Inc.
Brenntag Canada Inc.	La Société du Chemin de Fer de la Gaspésie (SCFG)	Skye View Farms Ltd
BridgePoint Logistics	Lambton Diesel Specialists	Sleeman Breweries
Briercrest Grain Limited	Lancer Transport and Logistics	SM Line Corporation
Buckeye Mountain	Last Mountain Railway	Solugaz Inc.
Building Products of Canada Corp.	Lee & Associates of Illinois, LLC	Soprema Inc.
Bulk Plus Logistics	Lee-Potter S.E.N.C	Source Energy Services
C-TAI Energy Corp.		Standard Distribution Co.

C. Keay Investments Ltd.	Les Fermes Michel Riendeau	Stealth Monitoring
C. Reiss Company, LLC	Les Systemes ADEX	Steam Whistle Brewing
Calfrac Well Services Ltd.	LGP Energy Inc.	Stella-Jones Corporation
Canad Inns	Lilee Systems	Stepan Company
Canada Malting Co. Limited	Linear Grain Inc.	Sterling Site Access Solutions, LLC
Canadian Chamber of Commerce in Monterrey, Mexico	Livingston Transportation Inc.	Strato, Inc.
Canadian International Freight Forwarders Association (CIFFA)	Logibel	StyroChem Canada Ltee.
Caneda Transport Ltd.	Logistic Dynamics, LLC	Sugar Services, LLC
Canepta Enterprises LTD	Logistica Perla Negra S.A. de C.V.	Suit-Kote Corporation
Canuck Energy lnc.	Louis Padnos Iron and Metal Company	Suministros Indutriales Potosinos, S.A. de C.V. (SIPSA)
Canworld Foods Group Ltd.	Lowfreightrate.ca LTD	Sumitomo Canada Ltd
Cargo County	M Corr and Associates	Summit Plastics, Inc.
Carnival International Trading Ltd.	M&J Total Transport and Rigging Inc.	SunCoke Energy
Cascadia Metals Canada	Madawaska Victoria Industrial Park	Superior Fuel
Cat Bottoms Fuel Supply Incorporated	Magotteaux Ltee.	Superior Silica Sands
CBS Maintenance Ltd.	Manitoulin Global Fowarding	SureSource Commodities LLC.
Ceres Terminal Holdings (CTH)	Manitoulin Transport Inc.	Surplus Furniture and Mattress Warehouse
CFT Corporation	Maple Leaf Foods	Taves Management Inc.
CIT Rail	MapleLeaf Distribution Services	Telecon Inc.
Classic American Hardwoods, Inc.	Maritime World Logistics Inc.	Texel Technical Materials Inc
Classic Freight Transport	Maritime-Ontario Freight Lines Limited	The Aloft Group, LLC
CLN Industries International Inc.	Marten Transport Ltd	The April Group (Verco International, April Super Flo and Teklub Canada)
CloudOps Inc.	Martin Product Sales	The Chemours Company
Coalspur Mines (Operations) Ltd.	Matagami Transload	The Honorable Jack Bergman, United States House of Representatives
Coca-Cola Canada Bottling Ltd	Mayor Doug Jones, Town of Oyen, Alabama	The Mercury Group
Colliers Macaulay Nicolls Inc	Mayor Pierre Brodeur, Ville de Saint-Lambert, Quebec, Canada	The Straw Boss
ComAgro inc.	McCain Foods	Thomas, Large & Singer Inc. (TLS)
Communications Transcript	McCain México, S.A. de C.V.	Thomson Terminals Limited
Computer Connection of CNY, Inc.	Mediterranean Shipping Company (Canada) Inc.	Tidewater Midstream and Infrastructure Ltd.
Construction Supply	Mediterranean Shipping Company USA Inc.	Tideworks Technology
Contour Logistiscs	Messenger Freight Systems	Timberstone Distribution Ltd.
Corbin Project, LLC (Subsidiary of Arq, LLC)	Metro East Industries Inc.	Toronto Transportation Club
Corporativo Grupo Vida International	Michaud Petroleum Inc.	Total Grain Marketing, LLC
Cosco Shipping Lines (North America) Inc.	Mid Canada Transload Services Ltd.	Transand Inc.

Creekside Transport	Midatlantic Minerals Inc.	Transbordement St. Hyacinthe
CST Canada Coal Limited	Midwest Energy & Communications	TransEnergy Services Ltd.
Curricanes Outdoors, S.A. de C.V.	Mile End Logistics	Transgroup Global Logistics
Cushman & Wakefield Edmonton	MobilEx Terminal Ltd.	Transrail FN 27 Inc.
Custom Packaging Company, Inc.	Mont Eagle Mills, Inc.	Traxxside Logistics Inc.
Dairy Fountain Inc./Fountain Food and Beverages Ltd.	Montship Inc.	TRC
Dakeryn Industries Ltd.	NASCENT Technology LLC	TrinityRail
Dean Marine and Excavating Inc.	Nashville Generic Product (Export) Inc.	Triumph Express Service Canada Inc.
DeerGarden Resources Ltd.	National Carbon Technologies LLC	TullTrans Global Logistics Inc.
Detroit Bulk Storage, Inc.	National Forest Products Ltd.	Twin Rivers Paper Company LLC
DG Global West Inc.	National Silicates	U.S. Oil
Dicex International Inc.	Navkin Transport Ltd.	UFP Transportation, Inc.
Dicex Logistics S.A. de C.V.	NCIF USA Corp	United World Transportation
Directright Cartage	New World Fuel, S.A. de C.V.	Universal Rail Systems Inc.
Divine & David Inc.	New World Global, LLC	Urbanmine Inc.
Dominion Nickel Alloys Ltd.	New York Air Brake LLC	V3 Companies
Eastman Kodak	NGS Logistics Mexico, LLC	Verplank Dock Co.
Eco-Ferroviaire	NorClay Manufacturing	Versant Supply Chain, Inc
Effingham Railroad Company	Norman Krieger Inc.	Vicenza Energy
Emerson Milling Inc.	North Thompson Rail Terminals	VIP Rail ULC
Essex Hybrid Seed Company	Northway Bulk Fuel	Vulcafrio S.A. de C.V.
Etimine USA Inc.	NOVIPRO Inc.	W. Robins Consulting Ltd. (WRC Freight Services)
Fine Choice Foods LTD	Nuvision Commodities Inc.	Walters Group
FLS Transport	Ocean Network Express (ONE)	Warner Petroleum
Foremost International Ltd.	OCR Canada	Western Canada Express
FQ Intermodal S.A. DE C.V.	OEC Group	Willowbrook Nurseries Inc.
Frisa Forjados S.A. de C.V.	Oleum Energy Solutions, LLC	Windsor Transload Limited
Frontier Cargo Service S.A. de C.V.	Optimodal, Inc.	Wirco Incorporated
Gaelic Tugboat Company	Origin Floors	Wolverine Terminals ULC
Gestion Energie Quebec	Overture Promotions	XPT Grain Inc.
Good Food for Good Inc.	Pacific Traverse Energy	Zebra Technologies
Goodrich Terminal Ltd.	Pacrim Steel ULC	Zehr Transport Ltd.
GP Reload Ltd.	Pehler Oil LLC	Zhongkang International Reading Ltd
GPR Logistics Park

Supporters of the CN-KCS Combination

As of May 26, 2021, 836 companies and organizations have provided letters of support for the CN-KCS merger.

Customers	Supply Chain Partners	Suppliers
5911 Trans Ltd002E	9173-5555 QC Inc.	4Refuel
A-Line Iron & Metals, Inc.	9344-6672 QC Inc.	Ab Ovo North America, Inc. (Ab Ovo)
ABC Cork Co.	Active Warehousing Inc.	Acklands-Grainger Inc.
ABC Recycling	Alabama Export Railroad, Inc. (ALE)	Actelis Networks
Acculogix Distribution Services	Alberta Midland Railway Terminal Ltd. (AMRT)	Aheer Transportation Ltd.
Accuristix	ALFER GROUP	Alithya
ACE Ethanol, LLC	Arrimage Ideal	Alliance Wheel Services LLC
Adeptus USA, Inc.	Arrowhead Intermodal Services, LLC	Alstom Signaling Operation, LLC
Advantage Petroleum Inc. (API)	Autotransportes El Bisonte, S.A. de C.V.	American Refining Group, Inc.
Advantage Solutions	Bailly’s Transload	Amsted Rail Company, Inc.
Aeropres Corporation	Battle River Railway	Asignet Technology DNA
Agri Trading Corp	BCI Bulkhaul Carriers Inc.	Atlas Oil Company
Agricultural Products Extension LLC (APEX)	Belledune Port Authority	Battlefield Equipment Rentals
Agridyne, LLC	Big Sky Rail Corp.	BeyondTalent
Agro Meat Inc	Bulk Plus Logistics	Bluewater Regional Networks Inc. (BRNi)
Agrocorp Processing Limited	Burlington Junction Railway	Bulk Equipment Corp.
AGT Foods	C. Reiss Company, LLC	C-MAC Services Ltd.
AIR TRANS FORWARDING	Canadian Courier Ltd.	C-TAI Energy Corp.
AJC International Inc.	Cando Rail & Terminals Ltd. (Short Line Operator)	C. Keay Investments Ltd.
Al-Shamas Food Products	Cando Rail & Terminals Ltd. (Terminals)	Calmont Group
Alerio Marketing Inc.	CBRE Limited	Cana-Bec Division 9147-8750
Aliments Lucyporc	Charles City Rail Terminal, LLC	Canad Inns
All Royal Tire Inc.	Crescita Management Group, Inc.	Canadian Rail Equipment Works & Services Inc.
Alliance Energy	Dennis Porter Trucking Ltd.	Canal Geomatics Inc.
Allied Maritime Services Inc.	DICEX INTERNATIONAL INC.	Cando Rail & Terminals Ltd.
Altex Energy Ltd.	DICEX LOGISTICA S.A. de C.V.	Canorie Capital Advisors Corp.
Amar Transport Inc	DICEX, S.A. de C.V.	Cariboo Central Railroad Contracting Ltd.
Angelo’s Garden Centre	Doyle’s Transport Ltd.	CBS Maintenance Ltd.
ANJI Logistics USA Inc.	DP World-Americas	CDAO Services
APC Engineering SA de CV	Effingham Railroad Company	Central Transport Refrigeration (Man.) Ltd.
APEX (Agricultural Products Extension LLC)	G2 Logix	CIT Rail
APPS Transport Group	Gaelic Tugboat Company	CloudOps Inc.
AquaPower Chemicals Inc.	GCT Global Container Terminals Inc.	Coco Group
Armour Transportation Systems	Genesis Supply Chain Services LTD	Cofomo
Armstrong Milling Co. Ltd.	GIO Railways	Colliers Macaulay Nicolls Inc.
Atlantic Container Line	Goodrich Terminal Ltd.	Communications Transcript
Aurora Wood Pellets Ltd	GP Reload Ltd.	Compliance Solutions Inc.
Auto Lineas America, S.A. de C.V	Grandmother’s Bake Shoppe	Computer Connection of CNY, Inc.
Avatar Corporation	Heritage Marine	Consultants F. Drapeau Inc.
AXSUN	Holt Logistics Corp.	Conveyor Belt Service, Inc.
Azelis Canada Inc	Hunt Refrigeration (Canada) Inc.	Corbin Project, LLC (Subsidiary of Arq, LLC)
Badger Mining Corporation	Hutchison Port Holdings	Cordstrap Inc
BarretteWood	Hutchison Ports Mexico	Croway
Bassett & Walker International, Inc.	Indiana Business Railroad	Cushman & Wakefield Edmonton
BCI Bulkhaul Carriers Inc.	Intermobil Terminal	Custom Packaging Company, Inc.
Belle Pulses Ltd.	J.W. Westcott Company	Dalpos Enterprise Solutions Group
Bellemare Heavy Haul and Rigging	JTML Transport Inc.	Dassault Systemes Americas Corp. (DSAC)
Beverage World Inc.	Keystone Shipping Co.	Day 2 Mobility Ltd.
Blue Sky Agrisource	Kleysen Group Ltd.	Dean Marine and Excavating Inc.
Bois d’Oeuvre Beaudoin Gauthier Inc.	La Société du Chemin de Fer de la Gaspésie (SCFG)	DEKRA Services, Inc.

Border City USA	Lake State Railway Company (LSRC)	Dell Technologies
Boreal Bioenergy Corporation	Lancer Transport & Logistics	Duos Technologies Group, Inc.
Boscus/Arbec Bois d’Oeuvres Inc.	Last Mountain Railway	Eastman Kodak
BridgePoint Logistics	Linear Logistics	Evolution Powersports
Bridgestone Canada, Inc.	Livingston Transportation Inc.	Fincantieri Bay Shipbuilding
Buckeye Mountain	Loyal Express Logistics	Fort Garry Industries
Building Products of Canada Corp.	M Corr and Associates	Fremantle Trailer Repairs Ltd.
C-TAI Energy Corp.	Madawasaka Victoria Industrial Park	FX Innovation
C. Keay Investments Ltd.	MapleLeaf Distribution Services	G4S Canada
C. Reiss Company, LLC	Maritime Shunting Services Inc.	Gaelic Tugboat Company
Cabot Corporation	Matagami Transload	Gateway Trailer Repairs Ltd.
Caldic Canada Inc.	MCL McGill Carriers Ltd.	Granite Telecommunications
Calfrac Well Services Ltd.	Mineral Range Inc.	Great Lakes Electrical
Calgary Metal Recycling Inc.	Mississippi Export Railroad Company (MSE)	Groupe St-Henri (GSH)
Canada Golden Fortune Potash	Montreal Gateway Terminals Partnership	Hallcon Corporation
Canada Matling Co. Limited	Montreal Port Authority	Handy at Heights Construction Inc.
Canada Synergy Services Corporation	NASCENT Technology LLC	Herzog Rail Services, Inc.
Canam Bridges Canada Inc.	Parsec, Inc.	HHCS Handheld USA, Inc.
Caneda Transport Ltd.	Pextrans Container Group Inc	Holland, L.P.
Canepta Enterprises LTD	Pickands Mather Group	Hyster-Yale Group (HYG)
Canuck Energy lnc.	PiVAL International	IAT International Inc.
Canworld Foods Group Ltd.	Port of Saguenay	IDMR Solutions Inc.
Capital Paper Recycling Ltd	Priam Logistics Inc.	Indixio Inc.
Cargo County	Prince Rupert Port Authority	Infosat Communications LP
Carnival International Trading Ltd.	PSA Halifax	Infosys Limited
Cascadia Metals Canada	QSL America Inc.	Iron Road Software & Simulation
CDB-Tek Services Inc.	Rail Logix	Ironhead Marine, Inc.
CDS Transportation Services Ltd	Ray-Mont Logistics	ISAAC Instruments Inc.
Centennial Gas Liquids, ULC	Ridley Terminals Ltd.	IT Chapter
Central Salvage Ltd.	Ronsco Inc.	ITONICS GmbH
Chaleur Forest Products	Rycroft Reload	J. J. Keller & Associates, Inc.
Chemtrade Logistics Inc.	S&S Transport	Jack Cooper CT Services
Classic Freight Transport	Safety Plus	Janssen Equipment Repair
CLN Industries International Inc.	Sartigan Railway	JCMB Technology
CMA CGM LLC	Sega Carriers	JJ Heavy Truck Graphics
CO-OP Service, Inc.	Services Nolitrex Inc.	John Hunter Company
Coalspur Mines (Operations) Ltd.	Side Group Rail	Jones Lang LaSalle Real Estate Services, Inc.
Coca-Cola Canada Bottling Ltd	SOPOR Societe du port ferroviaire de Baie-Comeau	JRB Strategic Consulting
ColdFront	Southern Rails Cooperative Ltd. 4.29.21	Kebec Expert
Commercial Roll Formed Products Ltd.	Standard Distribution Co.	Knox Kershaw Inc.
Conagra Brands	Stupp Bros., Inc.	Koppers Inc.
Construction Supply	Superior Computer Products Inc.	Krech Ojard & Associates, Inc.
Contour Energy	The Mercury Group	Krusinski Construction Company
Corporativo Grupo Vida International	Torq Energy Logistics Ltd	Kupar Enterprises Inc.
Cosco Shipping Lines (North America) Inc.	Trans Globe Logistics Inc. 4.29.21	L.B. Foster
Cratex Industrial Packing Ltd.	Transgroup Global Logistics	L&T Services, LLC
CST Canada Coal Limited	Transport Flatliner Inc.	Lakehead Construction Inc.
Curt H. Warfel	TRANSPORTES CHUVIALCO, S.A. de C.V.	Lee-Potter S.E.N.C
Dairy Fountain Inc./Fountain Food and Beverages Ltd.	Transrail FN 27 Inc.	Les Entreprises Ekyrail Inc.
Dakeryn Industries Ltd.	Traxxside Logistics Inc.	Lilee Systems
Dakkokta Integrated Systems, LLC	UFP Transportation, Inc.	Logient Inc.
David Kirsch Forwarders Ltd	Union City Terminal Railroad	Logimethods
DB GRANITE INC.	Verplank Dock Co.	Logistical Data Services
Dean Marine and Excavating Inc.	VIP Rail ULC	Lottridge Tire & Retreading Inc./Lottridge Tire Mississippi, Inc.
DeerGarden Resources Ltd.	W. MacDonald Backhoe & Trucking Co. Ltd.	Marsh Canada Limited
Detroit Bulk Storage, Inc.	Watco Railroads	Max-Atlas Equipment lnternational Inc.
DFK Enterprise, Inc.	Waterloo Central Railway	MAXA AI Inc.
DG Global West Inc.	Willow Glen Terminal	Metro East Industries Inc.
Directright Cartage	Wilson Manufacturing and Design, Inc.

Distribution Upton Inc.	Windsor Transload Limited	Microfocus Software Canada
Divine & David Inc.	Wisconsin Great Northern Railroad	Mid-West Truck & Trailer Services
Dominion Nickel Alloys Ltd.	Wolverine Terminals ULC	Morgan’s Transport Refrigeration Services Ltd
Dubo International Logistics Inc.	Industry Associations and Chambers of Commerce	Nakina Lumber Inc./Longlac Lumber Inc.
DVL Logistics	Alberta’s Industrial Heartland Association	National Energy Equipment Inc.
Dyno Nobel Inc.	Assumption Cooperative Grain Co.	National Steel Car Limited
East & West Transportation	Brampton Board of Trade (BBOT)	New Kensington Trading Inc.
Eastman Kodak	Butler County Board of Commissioners	New York Air Brake LLC
ED&F Man Liquid Products LLC	Camrose & District Chamber of Commerce	Normandin Beaudry, Consulting Actuaries Inc.
Edmonton Exchanger Group of Companies	Canada Pork, Canadian Meat Council and the Canadian Pork Council	NorthStar Frontier Services, Inc.
Effingham Equity	Canadian American Business Council (CABC)	NOVIPRO Inc.
Elemental Developments Inc.	Canadian Chamber of Commerce in Monterrey, Mexico	OCR Canada
Emerson Milling Inc.	Canadian Management Centre	Over the Road Group of Companies
Entreposage Bourret lnc.	Canadian Manufacturers & Exporters (CME)	Overture Promotions
Erie Meat Products Ltd.	Charles City, Iowa Area Development Corporation	Panasonic Canada Inc.
Essex Hybrid Seed Company	CIFFA Canadian International Freight Forwarders Association	Pehler Oil LLC
ETG Commodities Inc.	Conseil du Patronat du Quebec (CPQ)	Pennsy Corp.
Etimine USA Inc.	Fédération des Chambres de Commerce du Quebec (FFCQ)	Pepco
European Deli Market & Produce	Food, Health and Consumer Products of Canada	Pinkerton Oil Company, Inc.
Evergreen Shipping Agency (America) Corp.	Greater Memphis Chamber	Platinum Track Services Inc.
Express System Intermodal, Inc.	Greater Saskatoon Chamber of Commerce	Pneus Metro Inc.
Farmers Grain Co of Dorans	Hamilton Chamber of Commerce	Poppulo Inc.
Ferrous Processing & Trading Co.	Illinois Manufacturers’ Association	Precision EFI
Fine Choice Foods LTD	Kamloops Chamber of Commerce	Price Forbes and Partners Limited
Finmac Lumber Ltd.	Lincoln County Economic Development Corp.	Pro Reefer and Mobile Truck Services Inc.
FQ Intermodal S.A. de C.V.	Lloydminster Chamber of Commerce	Progress Rail
Freightera Logistics Inc.	Manitoba Chambers of Commerce (MCC)	ProKarma, Inc.
Frontier Cargo Service S.A. de C.V.	Manufacturers and Exporters of Quebec (MEQ)	Prudential Transportation Ltd.
G3 Canada Limited	Mississippi Forestry Association	Quality Rail Service Inc.
GAF	North Country Chamber of Commerce	Quality Railway Services Ltd (QRS)
Galaxy Lithium Canada Inc.	Oshkosh Chamber of Commerce	R. J. Corman Railroad Group
GESCO Group of Companies	Saskatchewan Chamber of Commerce	Railroad Software 4.2921
Global Food and Ingredients Inc.	Shipping Federation of Canada	Rayan Investments Ltd
Globco International Inc	St. Lawrence Economic Development Council (SODES)	Reefer Sales & Service (Toronto) Incorporated
Go Expedited	The Winnipeg Chamber of Commerce	Remcan Projects LP
Good Food for Good Inc.	Toronto Region Board of Trade	Remprex, LLC
Goodrich Terminal Ltd.	Toronto Transportation Club	Rite-Way Truck and Trailer, LLC
Gordon Food Service	Kitsumkalum Economic Development Group	Rizing LLC
GPR Logistics Park	Retail Council of Canada	Roland J. Robert Distributor, Inc.
GrainsConnect Canada Operations Inc.	Public and Government Officials	Sednove
Grand Falls Agromart Ltd.	Edmonton Global	Sky Eye Measurement Inc.
Grande Cheese Company Limited	Mayor Allen Applewhite, Town of Osyka, MS	SNC Solutions
Green Bay Packaging, Inc.	Mayor Darwin Nelson, Lucedale, MS	SolidCAD Cansel Company
Greenfield Global	Mayor Doug Jones, Town of Owen, AB	Sousa Truck & Trailer Repair Ltd.
Greenfire Acquisition Corporation	Mayor Eugene Pugh, Town of Halls, Tennessee	Sperry Rail Service
Grizzly Oil Sands ULC	Mayor Jodi Miller, City of Freeport, IL	Stack Bros. Mechanical Contractors, Inc.
Groupe de Scieries G.D.S. Inc.	Mayor Joe C. Cox, City of Brookhaven, MS	Stealth Monitoring
Groupe Transit	Mayor John Egofske, Village of Lemont, IL

Grupo CICE (Corporacion Integral de Comercio Exterior S.A. de C.V.)	Mayor Lamar Tidwell, City of Ecorse, Michigan	Strato, Inc.
Grupo ZBC	Mayor Mark A. Benkhe, City of Battle Creek, Michigan	Sumitomo Canada Ltd
Guycan Plastics Limited	Mayor Matha M. Watts, Monticello, MS	Superior Truck and Trailer
Halltech Inc.	Mayor Richard A. Hofield, Village of Homewood, IL	SyTech Corporation
Harris Transport Ltd.	Mayor Rick Theesfeld, City of Gilman, Illinois	Talsom
HJ Baker Sulphur, LLC	Mayor Rodney Craig, Hanover Park, IL	Tech Mahindra Rail
Hopewell Logistics Inc.	Mayor Ronny Walker, City of Ruston, LA	Telecon Inc.
Hudson’s Bay Company	Mississippi State Representative Bill Pigott, Agricultural Committee Chairman	Tetra Tech, Inc.
HyLife Food Windom, MN	Mississippi State Representative Charles Busby, Transportation Committee Chairman	The Aloft Group, LLC
HyLife Foods Canada	Mississippi State Representative Steve Massengill	The Descartes Systems Group Inc.
HZPC Americas Corp.	Mississippi State Senator Joey Fillingane	The Gear Centre
Idemitsu Apollo Corporation	Mississippi State Senator Kevin Blackwell	The Humphrey Group
IIRX LP	Mississippi State Senator Lydia Graves Chassaniol	Tideworks Technology
Indorama Ventures Polymers Mexico, S. de R.L. de C.V.	Mr. David A. DeTroye, City Administrator/Clerk/Treasurer of Chilton, WI	Tiger Calcium Services Inc.
Industria Nacional de Autopartes, AC (INA)	Mr. Mark A. Kibby, Allen Park, MI City Administrator	Toplift North America Inc.
Industries P.F. Inc.	Mr. Terence E. Crawford, City Manager/City Engineer of Denison, IA	TRC
Innovative Ag Services	Pennsylvania State Representative Parke Wentling	TrinityRail and TrinityRail de Mexico
Insight FS	The Honorable Danny Davis, United States House of Representatives	Truck-Right Data Management Inc.
Intermobil	Village President David R. Brady, Bedford Park, IL	Tundra Technical Solutions
International Suppliers and Contractors Inc. (Intersac)	Village President Jack Seidl, Village of Luxemburg, Wisconsin	U.S. Oil
Interstate Asphalt Corp.	Village President Michael P. Collins, Plainfield, IL	Ullix Information Systems Inc.
Iron Horse Energy Services	Village President Paul Z. Tommazzoli, Village of Cobden, IL	Ultimate Kronos Group (UKG)
Irving Oil	Village President Timothy O. Nugent, Village of Manteno, IL	Universal Rail Systems Inc.
Ivaco Rolling Mills L.P.	Administrator-Treasurer Betty J. Novy, Village of Rochester, Wisconsin	UpperEdge LLC
Jan K. Overweel Ltd.	Mayor Brian K. Snedecor, City of Hobart, Indiana	V3 Companies
Javelin Global Commodities (UK) Ltd.	Mayor Mike Savage, City of Halifax, Nova Scotia, Canada	Vézina Assurances Inc.
JDS Energy & Mining Inc.	Mayor Pierre Brodeur, Ville de Saint-Lambert, Quebec, Canada	Vossloh North America
Jefferson Energy Companies Terminal	Mississippi State Representative Jody Steverson	Vulcafrio S.A. DE C.V.
Jefo Nutrition Inc.	Mississippi State Senator Chris Caughman	Wabtec Corporation
JNL Industrial Supply Ltd.	Other Supporters	Weber Oil Company, Inc.
Johnvince Foods/Planters Canada	Lee & Associates of Illinois, LLC	Weichert Workforce Mobility Inc.
KBB Transport Ltd.	Molto Properties	Wi-Tronix, LLC
KFI Inc.	Mphasis Ltd.	Zebra Technologies
Kingsbury Elevator, Inc.		ZTR Control Systems Canada
Kletke Hay & Straw
Kristom International Inc.
Kruger Inc.
L.N. Reynolds Co. Ltd.
Laberge Transport

Layfield Canada Ltd.
Legacy Grain Cooperative
Lehigh Cement
Les Chantiers Chibougamau
LGP Energy Inc.
Linear Grain Inc.
Logibel
Logistic Dynamics, LLC
Logistica Perla Negra S.A. DE C.V.
Long & McQuade Yorkville Sound
Louis Padnos Iron and Metal Company
Louisiana-Pacific, Corporation
Ludlow Cooperative Elevator Company
M&J Total Transport and Rigging Inc.
Magotteaux Ltee.
Mammoth Project Services (Mammoth)
Manitoulin Global Fowarding
Manitoulin Transport Inc.
Maple Leaf Foods
Maritime World Logistics Inc.
Maritime-Ontario Freight Lines Limited
Mark-It Services
Mars Supply
Marten Transport Ltd
Martin Product Sales
MasonLift Ltd.
Materiaux Blanchet
McCain Foods
McDonald Companies
MCW Transport
Mediterranean Shipping Company (Canada) Inc.
Mediterranean Shipping Company USA Inc.
Medlog Canada
Menard, Inc.
Mercado de Arena Silicas SA de CV
Messenger Freight Systems
Metal Ox Warehousing & Logistics
Michaud Petroleum Inc.
Mid Canada Transload Services Ltd.
Midstream Energy Partners (MEP)
Mile End Logistics
Millar Western Forest Products Ltd.
Minhas Furniture House Ltd
Missouri Sugars, LLC
MMI Freight Systems Inc.
MobilEx Terminal Ltd.
Mont Eagle Mills, Inc.
Montship Inc.
Moore Sales Co., Ltd
Motive Rail, Inc.
MSP Manitoba Starch Prodcuts Inc.
N.A. Freight Logistics
National Carbon Technologies LLC Company, Inc.
National Cold Chain
National Silicates
Nature’s Path Foods
Navkin Transport Ltd.
NCIF USA CORP
New Cooperative Inc. LLC
New World Fuel S.A. de C.V.

New World Global, LLC
NGS Logistics Mexico, LLC
NorClay Manufacturing
Nordic Kraft L. P.
North Atlantic International Logistics
North West Agri Logistics Inc.
Northern Country Cooperative
Nuvision Commodities Inc.
Ocean Network Express (ONE)
Ocean Spray Cranberries, Inc.
Oceanex Inc.
OEC Group
Oleet Processing Ltd. (dba O&T Farms)
Oleum Energy Solutions LLC
Olimag Sands Inc.
Optimodal, Inc.
Orbis Waste Management Inc.
Orviande Inc
Overseas Orient Container Lines (OOCL)
Pacific Traverse Energy
Pacrim Steel ULC
Peak Renewables Ltd.
Pembina Midstream (U.S.A.) Inc. (PMidUSA)
Pembina Pipeline Corporation
Peninsula Plastics
PERIN Resources, LLC
Pinnacle Renewable Energy Inc.
Pipe and Piling Supplies Ltd.
Pizza Pizza Ltd.
Plains States Commodities, LLC
PQ Corporation
Prarie River Minerals LLC
Precision Vehicle Holdings
Premay Pipeline Hauling LP
Premier Cooperative Inc.
Presto Enterprises Ltd.
Primetime
Pro-Force Transportation & Logistics Inc.
Pro-Tech Group, LLC
Produits Forestiers Arbec Inc.
Produits Minéra Inc.
Propane Depot
Propane Levac Propane Inc.
Protos Shipping Ltd.
Providence Grain Group Inc.
Puratos Canada
Purely Canada Foods
Ragasa Industries
Re-Transportation
Real Potatoes Ltd
Red Leaf Pulp
Reliance Carriers Inc.
Revel Midstream Services Inc.
Richardson International Limited
Rise Kombucha
Ritchie Smith Feeds, Inc.
Robindale Energy
Robinson Bioproducts Inc.
ROCKWOOL Inc.
Ronald A. Chisholm Limited
Roslin Enterprises

Rotex Supply Inc.
Royal Canadian Steel Inc.
Rudy Agro Ltd
Rutgers Polymers Ltd.
Rydex Freight Systems
Sabretooth Global Logistics
Sadoff Iron and Metal Company
Sanimax Ltd.
Sea-Sky Shipping (North America) Company Ltd.
Secure Energy Services Inc.
Serafina Energy Ltd
SGH Logistics
Sharp Base Cold Storage
Sidca Trading Ltd.
Simpolo Tile & Stone International Corp.
Sinclar Group Forest Products Ltd.
Sleeman Breweries
SM Line Corporation
Sobeys Inc.
Solugaz Inc.
Soprema Inc.
Source Energy Services
Special Areas Board
St. Marys Cement (Votorantim Climentos)
Steam Whistle Brewing
Stella-Jones
Stepan Company
Sterling Site Access Solutions, LLC
Stonebrook Foods Inc.
Sugar Services, LLC
Suit-Kote Corporation
Suministros Indutriales Potosinos, S.A. de C.V. (SIPSA)
SunCoke Energy
Superior Fuel
Superior Silica Sands
Surplus Furniture and Mattress Warehouse
Synergie Canada
Synergy Grain Trading Ltd.
T-RAIL Products Inc
Taves Management Inc.
Telkwa Coal Limited
Tervita Corporation
TFI International Inc.
TG Appliance Group
The April Group (Verco International, April Super Flo and Teklub Canada)
The Greengrocer Inc.
The Straw Boss
Thomas, Large & Singer Inc. (TLS)
Thomson Terminals Limited
Tidewater Midstream and Infrastructure Ltd.
Tiger Cool Express, LLC
Timberstone Distribution Ltd.
TLS Truck Load Services Inc.
Topflight Grain Cooperative Inc.
Total Grain Marketing, LLC
Trans-Frt. McNamara
Transand Inc.
Transbordement St. Hyacinthe
TransEnergy Services

Triumph Express Service Canada Inc.
Twin Rivers Paper Company LLC
Ulta Depot
United Cooperative
United Petrochemical Canada Inc.
United World Transportation
Urbanmine Inc.
Viandes Décarie
Vicenza Energy
Viva Logistics Inc.
Volume Freight Solutions Inc.
Voysus Connections Experts Inc.
W. Robins Consulting Ltd. (WRC Freight Services)
Wallenius Wilhelmsen Solutions
Walters Group
Warner Petroleum
Waste Connections of Canada
Welded Tube of Canada Corp.
Wellington Motor Freight (Wellington Group of Companies)
Westaqua Commodity Group LTD.
Western Canada Express
Western Clay Corp.
Westlock Terminals
Westmoreland Mining LLC
WF Whelan Logistics
Windstar LPG, Inc.
Winoa USA Inc.
XPT Grain Inc.
Xylan Logistics Ltd
ZIM Integrated Shipping Services (Canada) Co. Ltd.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.